United States securities and exchange commission logo





                                November 29, 2022

       Ali Vezvaei
       Chairperson
       Next.e.GO B.V.
       Lilienthalstra  e 1
       52068 Aachen, Germany

                                                        Re: Next.e.GO B.V.
                                                            Confidential Draft
Registration Statement on Form F-4
                                                            Submitted October
31, 2022
                                                            CIK No. 0001942808

       Dear Ali Vezvaei:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Draft Registration Statement on Form F-4 submitted on October 31, 2022

       Summary of the Proxy Statement/Prospectus, page 29

   1. Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if
other SPAC shareholders experience a negative rate of return in the post-business
combination company.
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli  Vezvaei
          B.V.
Comapany 29,
November  NameNext.e.GO
              2022        B.V.
November
Page 2    29, 2022 Page 2
FirstName LastName
Summary of the Proxy Statement/Prospectus
Ownership of TopCo, page 29

2. We note in the last paragraph on page 32, you disclose upon completion of the business combination: (i) Athena Public Stockholders will own approximately 20.4% of TopCo;
         (ii) the Athena Sponsor will own approximately 9.5% of TopCo; and
(iii) the e.GO
         Shareholder prior to the completion of the business combination will own approximately
         70.1% of TopCo. However, we also note on pages 82 and 88 of your filing, you disclose upon completion of the business combination: (i) Athena Public Stockholders will own approximately 27.8% of TopCo; (ii) the Athena Sponsor will own approximately 13.0%
         of TopCo; and (iii) the e.GO Shareholder prior to the completion of the Business
         Combination will own approximately 59.2% of TopCo. In this regard, please explain why
         TopCo ownership percentages in the summary section differ from the amounts disclosed in the Risk Factors section and reconcile the differences for us. Please revise the appropriate sections of your filing to clarify the reason for the differences.
Risk Factors, page 46

3. We note your risk factors indicating that inflation could affect the demand for automobile sales, existing customer reservations, production volume, and vehicle sales. Please update your risk factor disclosure if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing, how your business has been affected and actions you have taken or intend to take to mitigate inflationary pressures.
4. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks.
5. We note your risk factor on page 80 regarding becoming a public company by means other than a traditional underwritten initial public offering. Please expand your discussion
         to note that an underwriter   s due diligence would be subject to
strict liability for any
         material misstatements or omissions in a registration statement.
6. Please revise to disclose all possible sources and extent of dilution that shareholders who elect not to redeem their shares may experience in connection with the business combination. Provide disclosure of the impact of each significant source of dilution, including the amount of equity held by founders, convertible securities, including warrants retained by redeeming shareholders, at each of the redemption levels detailed in your sensitivity analysis, including any needed assumptions. Explain the impact, if any, the forward purchase transactions will have on the amounts disclosed in your tables and narrative disclosure.
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli  Vezvaei
          B.V.
Comapany 29,
November  NameNext.e.GO
              2022        B.V.
November
Page 3    29, 2022 Page 3
FirstName LastName
7. We note your disclosure that the Sponsor of Athena and/or its affiliates may offer incentives to investors who indicate an intention to vote against the business combination proposal. Please address the potential conflicts of interest inherent in such incentive arrangements, and address that the Sponsor and the investors who receive the incentives may benefit and that such benefit may be to the detriment of the public shareholders.
We depend on third parties, page 51

8. Please revise this risk factor to describe specifically whether you have been impacted by the risk you disclose, and quantify to the extent possible. Background of the Business Combination, page 105

9. Please clarify why Athena Tech II decided not to pursue a transaction with e.Go or in the electric vehicle sector, as disclosed on page 106.
10. Please revise to explain how you determined the pre-transaction valuation disclosed on page 106. Also revise to explain how the terms you initially proposed compared to those proposed by Athena Tech II.
11. Describe the "comparative valuation data" used in making the determination referenced on page 107. Also describe the "emerging market conditions" referenced on page 108 and how those conditions led to the potential for a lower valuation.
12. Discuss the negotiations related to the September 29, 2022 amendment mentioned on page
         110, particularly the conversion of Class B shares.
The Athena Board's Reasons for the Approval of the Business Combination, page
110

13. Please revise the conflicts of interest discussion so that it highlights all material interests in the transaction held by the sponsor and the company's officers and directors. This could include fiduciary or contractual obligations to other entities as well as any interest in, or affiliation with, the target company. In addition, please clarify how the board considered those conflicts in negotiating and recommending the business combination.
Certain Unaudited Prospective Financial Information Regarding e.GO, page 112

14. We note the assumptions and estimates disclosed on pages 114-15. Please revise to explain how these assumptions and estimates resulted in the projected financial information disclosed in the table on page 115. As one example only, how did application of these estimates and assumptions result in a projected increase in revenues from Euro
         20.6 million in 2022 to Euro 440.3 million in 2023?
Certain Engagements, page 121

15. You disclose that Cohen was engaged as financial advisor but it appears from your disclosure and Annex L that Northland will provide the fairness opinion. Please revise to clarify who served as financial advisor and who provided the fairness opinion.
 Ali Vezvaei
Next.e.GO B.V.
November 29, 2022
Page 4
16. We note the disclosure that Citigroup acted as underwriter for Athena's IPO and that it will receive a deferred underwriting fee, even though it appears from your disclosure that
         Citigroup is not serving as financial advisor or acting in another capacity in connection with the business combination. Please revise to disclose whether Citigroup was asked to serve as financial advisor or in another capacity in connection with the business combination, its response and any communications between you and Citigroup.
Proposal No. 2, page 125

17. Please revise to clarify the reasons for and purpose of this proposal, given that it appears the Class B shares would convert automatically without approval of this proposal. Also revise to explain the reason for the 20% increase in shares to be issued if this proposal is approved.
Tax Considerations, page 130

18. We note that you intend to file Exhibit 8.2 to cover Dutch tax matters. Please file opinions that address each material tax consequence disclosed in this section.
Unaudited Pro Forma Condensed Combined Financial Information, page 179

19. Please include a pro forma balance sheet that gives effect to all of the transactions contemplated by the Business Combination Agreement, or explain why you do not believe one is necessary.
Note 2 Basis of preparation, page 182

20. You disclose that the historical financial statements have been adjusted in the pro forma financial information to give pro forma effect to events that are directly attributable to the transactions, factually supportable and expected to have a continuing impact. Please revise the disclosures and, if applicable, the related pro forma adjustments to comply with the updated guidance in Article 11-02(a)(6) of Regulation S- X and Section II.D of SEC
         Release 33-10786.
Comparative Share Information, page 184

21. We note that Athena Class A Common Stock consists of redeemable and non-redeemable shares. Please revise to clarify the type of Class A shares that are included in the Book-
       value per share     Athena Class A Common Stock calculations. If
non-redeemable shares
       are included in this calculation, please tell us your basis for including those shares. In this regard, please also tell us your consideration for including the non-redeemable Class A
FirstName LastNameAli Vezvaei
       shares in your Book value per shares     Athena Class B Common Stock
calculation, or
Comapany    NameNext.e.GO
       presenting             B.V. for non-redeemable Class A Common Stock in a
separate line
                   the information
       item.29, 2022 Page 4
November
FirstName LastName
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli  Vezvaei
          B.V.
Comapany 29,
November  NameNext.e.GO
              2022        B.V.
November
Page 5    29, 2022 Page 5
FirstName LastName
22. Please revise to use the number of share outstanding "as of" the period end in your calculation of book value per share rather than average number of shares in your calculation.

23. Please revise to address the additional comments below related to Comparative Share
         Information:
             Disclose reconciliations of the numerators and the denominators of your basic and diluted per-share computations.
             Present net income (loss) per share information for e.GO in the table.
             Disclose any securities that could potentially dilute the comparative per share information in the future that were not included in diluted per share information because they were anti-dilutive for the periods presented. Business of e.GO and Certain Information About e.GO, page 189

24. Please clarify the nature of your "partnership" with Bosch, including respective rights and obligations for each party, or whether a written agreement governs the relationship.
         Please file material agreements as exhibits.
Strengths, page 191

25. Your disclosure in the first bulleted paragraph, such as that you are "ahead of the curve,"
         indicates you are a first-mover in the markets in which you operate and face little to no competition. If that is not accurate, please revise for clarity. Also reconcile with your disclosure on page 50 that you are a "new entrant."
Description of TopCo Securities, page 243

26. Refer to the risk factor on page 91 regarding best practice provisions. Revise to highlight with which provisions you do not intend to comply following completion of the business combination.
Next.e.GO Mobile SE
Consolidated statement of profit or loss, page F-4

27. Please present the loss per share information on the face of the consolidated statement of profit and loss and disclose the information required by IAS 33. Consolidated statement of financial position - Liabilities and equity, page F-7

28. Please revise to present the number of shares authorized, issued, and outstanding, as well as the par value of your shares. Additionally, disclose either in the statement of financial position or the statement of changes in equity, or in the notes the information required by paragraph 79 and 80 of IAS 1, as applicable.
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli  Vezvaei
          B.V.
Comapany 29,
November  NameNext.e.GO
              2022        B.V.
November
Page 6    29, 2022 Page 6
FirstName LastName
Consolidated statement of changes in equity, page F-8

29. Please revise to present the change in the number of shares issued and outstanding. Refer to paragraph 79(a)(iv) of IAS 1.
General

30. Your charter waives the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.
31. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores;
              reduced headcount; or delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply; or
             be unable to supply products at competitive prices or at all due to sanctions.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business. In response to this comment, provide specific, concrete disclosure, not merely statements about what "may" or "could" happen.
32. Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities.
33. Quantify the value of warrants, based on recent trading prices, that may be retained by redeeming stockholders assuming maximum redemptions and identify any material resulting risks.
34. We note the Forward Purchase Agreement with Vellar. Please provide us your analysis demonstrating that this agreement complies with Exchange Act Rule
14e-5.
35. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
36. Please file as exhibits the agreements referenced on pages 213-14 once those agreements are executed.
 Ali Vezvaei
FirstName
Next.e.GO LastNameAli  Vezvaei
          B.V.
Comapany 29,
November  NameNext.e.GO
              2022        B.V.
November
Page 7    29, 2022 Page 7
FirstName LastName
       You may contact Eiko Yaoita Pyles at 202-551-3587 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Geoffrey Kruczek at 202-551-3641 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing
cc:      Clemens Rechberger